Bratton Construction, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
42600 · Construction Income	48,275.03
42700 · COVID 19 Relief Funds	58,875.00
46250 · Consulting Income	2,683.00
49900 · Uncategorized Income	1,729.13
Total Income	111,562.16
Cost of Goods Sold	
50400 · Construction Materials Costs	23,919.92
51900 · Other Construction Costs	11.33
53600 · Subcontractors Expense	4,915.00
53800 · Tools and Small Equipment	3,512.69
Total COGS	32,358.94
Gross Profit	79,203.22
Expense	
16500 · Gifts	112.83
23000 · Estimator	2,777.50
26000 · Employee Reimbursement	-1,779.22
60000 · Advertising & Promotion	
60003 · Website Expenses	747.32
60007 · Marketing Expenses	34.58
60009 · Printed & Promo Products	326.00
60000 · Advertising & Promotion - Other	2,900.00
Total 60000 · Advertising & Promotion	4,007.90
60100 · Auto and Truck Expenses	
60200 · Auto Insurance	1,564.52
60100 · Auto and Truck Expenses - Other	1,972.42
Total 60100 · Auto and Truck Expenses	3,536.94
60400 · Bank Service Charges	32.00
61000 · Business Licenses and Permits	300.00
62000 · Continuing Education / Training	325.51
63300 · Insurance Expense	
63310 · General Liability Insurance	8,987.93
63360 · Worker's Compensation	14,851.08
Total 63300 · Insurance Expense	23,839.01
64300 · Meals and Entertainment	617.47
64900 · Office Supplies	1,043.49
65000 · Office Expenses	
61700 · Computer Supplies & Software	1,384.97

Bratton Construction, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
62500 · Dues & Subscriptions	321.87
66500 · Postage & Delivery	373.49
68000 · Storage Unit	281.44
65000 · Office Expenses - Other	237.60
Total 65000 · Office Expenses	**2,599.37**
66000 · Payroll Expenses	22,422.62
66700 · Professional Fees	116.00
67100 · Rent Expense	2,500.00
68100 · Telephone Expense	3,012.28
68400 · Travel	
64806 · Transportaion During Travel	9.40
68401 · Airfare	995.49
68406 · Parking	5.00
68400 · Travel - Other	569.58
Total 68400 · Travel	**1,579.47**
68604 · Internet Access	36.00
69800 · Uncategorized Expenses	222.00
80528 · Personal Healthcare and Medical	49.97
89000 · Owner(s) Personal Expenses	
61400 · Charitable Contributions	250.00
80500 · Political Contributions	125.00
80508 · Family Activities	115.98
80516 · Grooming & Beauty	113.02
80529 · Cash Withdrawals, no receipts	821.00
Total 89000 · Owner(s) Personal Expenses	**1,425.00**
Total Expense	**68,776.14**
Net Ordinary Income	**10,427.08**
Net Income	**10,427.08**

Bratton Construction, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Beneficial State Bank Checking	1,000.00
1 · OnPoint	8,181.99
Total Checking/Savings	9,181.99
Accounts Receivable	
11000 · Accounts Receivable	-12,510.40
Total Accounts Receivable	-12,510.40
Other Current Assets	
12000 · Undeposited Funds	15,980.05
2120 · Payroll Asset	-50.00
Total Other Current Assets	15,930.05
Total Current Assets	12,601.64
Fixed Assets	
15000 · Furniture and Equipment	3,681.71
Total Fixed Assets	3,681.71
TOTAL ASSETS	**16,283.35**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	3,357.99
Total Accounts Payable	3,357.99
Other Current Liabilities	
24000 · Payroll Liabilities	4,559.06
Total Other Current Liabilities	4,559.06
Total Current Liabilities	7,917.05
Total Liabilities	7,917.05
Equity	
100000 · Owners Draw	-3,543.62
30000 · Opening Balance Equity	1,285.27
32000 · Retained Earnings	197.57
Net Income	10,427.08

Bratton Construction, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Total Equity	8,366.30
TOTAL LIABILITIES & EQUITY	16,283.35

Bratton Construction, LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	10,427.08
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	12,510.40
2120 · Payroll Asset	50.00
20000 · Accounts Payable	3,357.99
24000 · Payroll Liabilities	4,559.06
Net cash provided by Operating Activities	**30,904.53**
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	-3,681.71
Net cash provided by Investing Activities	**-3,681.71**
FINANCING ACTIVITIES	
100000 · Owners Draw	-3,500.00
30000 · Opening Balance Equity	1,000.00
Net cash provided by Financing Activities	**-2,500.00**
Net cash increase for period	**24,722.82**
Cash at beginning of period	439.22
Cash at end of period	**25,162.04**